Exhibit 99.1

LAIX Inc. Announces Receipt of a Revised Preliminary Non-Binding Proposal to Acquire the Company

SHANGHAI, April 28, 2022 /PRNewswire/ — LAIX Inc. (“LAIX” or the “Company”) (OTC: LAIXY), an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning, today announced that its special committee of the board of directors (the “Special Committee”), consisting of two independent directors of the Company, Dr. Li-Lan Cheng, who serves as the chairman of the Special Committee, and Ms. Min (Jenny) Zhang, has received a revised preliminary non-binding proposal letter (the “Revised Proposal Letter”), dated April 28, 2022, from Mr. Yi Wang, co-founder, chairman of the Board and chief executive officer of LAIX, Mr. Zheren Hu, co-founder, director and chief technology officer of LAIX, Mr. Hui Lin, co-founder, director and chief scientist of LAIX (collectively, the “Founders”), and Tenzing Holdings 2011 Ltd. and Sino Avenue Limited (together with the Founders, the “New Buyer Group”), to acquire all of the outstanding ordinary shares of the Company (the “Ordinary Shares”), including the Class A ordinary shares represented by the American Depositary Shares of the Company (the “ADSs,” each currently representing fourteen Class A ordinary shares) that are not already held by the New Buyer Group for a proposed purchase price of US$1.90 in cash per ADS, or US$0.1357 in cash per Ordinary Share (the “Proposed Transaction”). A copy of the Revised Proposal Letter is attached hereto as Exhibit A. The Revised Proposal Letter is intended to amend and update the previously announced preliminary non-binding proposal letter dated August 4, 2021. The Special Committee will evaluate and consider the Revised Proposal Letter and the Proposed Transaction.

The Company cautions that the Special Committee has just received the Revised Proposal Letter and has not made any decisions with respect to the Revised Proposal Letter and the Proposed Transaction. There can be no assurance that the New Buyer Group will make any definitive offer to the Company, that any definitive agreement relating to the Revised Proposal Letter will be entered into between the Company and the New Buyer Group, or that the Proposed Transaction or any other similar transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About LAIX Inc.

LAIX Inc. (“LAIX” or the “Company”) is an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning. Its proprietary AI teacher utilizes cutting-edge deep learning and adaptive learning technologies, big data, well-established education pedagogies and the mobile internet. LAIX believes its innovative approach fundamentally transforms learning. LAIX provides its products and services on demand via its mobile apps, primarily its flagship “English Liulishuo” mobile app launched in 2013. On the Company’s platform, AI technologies are seamlessly integrated with diverse learning content incorporating well-established language learning pedagogies, gamified features and strong social elements to deliver an engaging, adaptive learning experience. LAIX provides a variety of courses inspired by a broad range of topics and culture themes to make English learning more interesting and is committed to offering a fun, interactive learning environment to motivate and engage its users.

For more information, please visit: http://ir.laix.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the future outlook and quotations contained in this announcement and its attachment, as well as LAIX’s strategic and operational plans, contain forward-looking statements. LAIX may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about LAIX’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a variety of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LAIX’s goals and strategies; LAIX’s future business development, results of operations and financial condition; the expected growth of the education market; LAIX’s ability to monetize the user base; fluctuations in general economic and business conditions in China; PRC governmental policies, laws and regulations relating to the Company’s industry; the potential impact of the COVID-19 to LAIX’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachment is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For further information, please contact:

LAIX Inc.

Investor Relations

E-mail: ir@laix.com

Exhibit A

April 28, 2022

The Special Committee of the Board of Directors (the “Special Committee”)

LAIX Inc. (“LAIX” or the “Company”)

Building C2, No. 1687 Changyang Road

Yangpu District, Shanghai 200090

People’s Republic of China

Dear Members of the Special Committee:

Reference is made to the preliminary non-binding proposal dated August 4, 2021 (the “Original Proposal”, as amended and updated by this letter and as may be further amended and updated from time to time, the “Proposal”) from Mr. Yi Wang, co-founder, chairman of the Board and chief executive officer of LAIX, Mr. Zheren Hu, co-founder, director and chief technology officer of LAIX, Mr. Hui Lin, co-founder, director and chief scientist of LAIX (collectively, the “Founders”), and PCIL IV Limited (together with its affiliated investment entities, “Primavera”) to acquire all of the outstanding ordinary shares of the Company in a going private transaction (the “Acquisition”).

We are submitting this revised letter to update that Primavera has withdrawn from the consortium and does not intend to participate in the Acquisition, and the Founders, Tenzing Holdings 2011 Ltd. and Sino Avenue Limited (collectively, the “Buyer Group”, “we” or “us”) have formed a new buyer consortium with respect to the proposed Acquisition. We very much appreciate the time spent and efforts made by the Special Committee and its advisors so far with respect to the Acquisition. We would like to reaffirm our interests in the Acquisition that we are interested only in acquiring the outstanding shares that we do not beneficially own. Set forth below are the key terms of our revised proposal:

1. Buyer Group. We have entered into a consortium agreement dated as of the date hereof, pursuant to which we will form an acquisition company for the purpose of implementing the Acquisition, and have agreed to work with each other exclusively in pursuing the Acquisition. The Acquisition will be in the form of a merger of the Company with our acquisition vehicle.

2. Purchase Price. We would like to revise our offer price (the “Offer Price”) to US$1.90 in cash per American depositary share of the Company (“ADS”, each representing fourteen Class A ordinary shares), or US$0.1357 in cash per ordinary share, which represents a premium of approximately 15.8% to the volume-weighted average price of the ADSs quoted on the OTC Market during the last ten trading days. Our decision to revise the Offer Price is necessitated by the deteriorating market conditions and the challenging regulatory environment facing the Company.

3. No Binding Commitment. This letter does not contain all matters upon which agreement must be reached in order to consummate the proposed Acquisition described above, constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of definitive agreements, and then will be on terms and conditions provided in such documentation. Nothing herein shall obligate any person to engage in or continue discussions regarding the proposed Acquisition, and any of us may terminate discussions at any time for any reason or no reason. Any actions taken by any person in reliance on this Proposal shall be at that person’s own risk and cost.

In closing, we remain fully committed to close the Acquisition. We look forward to continuing working with the Special Committee and its advisors.

Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

*    *    *    *

Sincerely,

Yi Wang

/s/ Yi Wang

Zheren Hu

/s/ Zheren Hu

Hui Lin

/s/ Hui Lin

SINO AVENUE LIMITED

/s/ Ning Zhang
Name: Ning Zhang
Title: Director

TENZING HOLDINGS 2011 LTD.

/s/ Yibo Shao
Name: Yibo Shao
Title: Director